SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant’s name into English)

Avenida Graça Aranha, 26

Centro, CEP 20030-900

Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

On May 20, 2026, AXIA Energia S.A. (the “Company”), disclosed that the Company’s migration to the Novo Mercado listing segment of B3 S.A. – Brasil, Bolsa, Balcão (the “B3”), was approved by B3. As previously disclosed, in connection with the migration, the Company plans to implement a mandatory exchange pursuant to which (i) all of the Company’s outstanding class B1 preferred shares (the “Class B1 Preferred Shares”) will be exchanged, effective on or about June 10, 2026, for the Company’s common shares (the “Common Shares”) at an exchange ratio of 1.1 Common Shares per each one (1) Preferred B1 Share (the “Preferred B1 Share Exchange”) and (ii) all of the Company’s outstanding class B1 preferred American Depositary Shares (the “Class B1 Preferred ADSs”) will be exchanged into the Company’s common American Depositary Shares (the “Common ADSs,” and together with the Class B1 Preferred ADSs, the “ADSs”), at a ratio of 1.1 Common ADSs for each one (1) Class B1 Preferred ADSs (the “Preferred B1 ADS Exchange”). Cash-in-lieu of fractional entitlements to Common ADSs are to be distributed at a rate based upon the net proceeds received by Citibank, N.A., as depositary, for the sale of the aggregate of the fractional new Common ADSs (net of applicable fees, expenses and taxes).

The Company is furnishing this Form 6-K solely to provide information regarding certain U.S. federal income tax considerations for U.S. beneficial owners of Class B1 Preferred ADSs in connection with the Preferred B1 ADS Exchange.

Taxation

U.S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences of the Preferred B1 ADS Exchange. This discussion applies only to beneficial owners of ADSs that are “U.S. Holders,” as defined below. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing final, temporary and proposed Treasury Regulations, administrative pronouncements by the U.S. Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations.

This discussion does not purport to address all U.S. federal income tax consequences that may be relevant to a particular holder and U.S. Holders are urged to consult their own tax advisors regarding their specific tax situation. This discussion does not address any aspect of U.S. federal taxation other than U.S. federal income taxation (such as the estate and gift tax or the Medicare tax on net investment income). The discussion applies only to U.S. Holders who hold ADSs as “capital assets” (generally, property held for investment) under the Code and does not address the tax consequences that may be relevant to U.S. Holders in special tax situations including, for example:

•	financial institutions or insurance companies;
•	tax-exempt organizations;
•	broker-dealers;
•	traders in securities that elect mark to market;
•	real estate investment trusts, regulated investment companies, partnership or grantor trusts;
•	investors whose functional currency is not the United States dollar;
•	United States expatriates;
•	holders that hold ADSs as part of a hedge, straddle, or conversion transaction; or

•	holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power or value, if any, of our shares or ADSs.

Except where specifically described below, this discussion assumes that the Company is not a passive foreign investment company (as defined below) for U.S. federal income tax purposes. Please see the discussion in “Passive Foreign Investment Company Rules” below. Further, this discussion does not address the alternative minimum tax consequences of holding ADSs or the indirect consequences to holders of equity interests in partnerships or other entities that own ADSs. In addition, this discussion does not address the state, local and non-U.S. tax consequences of holding ADSs.

In general, for U.S. federal income tax purposes, a beneficial owner of ADSs generally will be treated as the owner of the shares represented by such ADSs.

U.S. Holders should consult their own tax advisors regarding the United States federal, state, local and non-U.S. income and other tax consequences of the Preferred B1 ADS Exchange in their particular circumstances.

As used herein, a “U.S. Holder” is a person that, for U.S. federal income tax purposes, is a beneficial owner of ADSs and is:

•	An individual who is a citizen or resident of the United States;
•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding ADSs should consult its own tax advisor regarding the specific tax consequences of the Preferred B1 ADS Exchange.

Preferred B1 ADS Exchange The Preferred B1 ADS Exchange is intended to qualify as a tax-free event for U.S. federal income tax purposes. Assuming the Preferred B1 ADS Exchange is properly treated as a tax-free event for U.S. federal income tax purposes, a U.S. Holder generally should not recognize gain or loss upon the Preferred B1 ADS Exchange (other cash-in-lieu of fractional Common ADSs). A U.S. Holder’s aggregate adjusted tax basis in the Common ADSs received pursuant to the Preferred B1 ADS Exchange should equal the aggregate adjusted tax basis of the Class B1 Preferred ADSs exchanged. In addition, each U.S. Holder’s holding period for the Common ADSs should include the U.S. Holder’s holding period for the Preferred B1 ADSs exchanged in the Preferred B1 ADS Exchange.

Cash-in-Lieu of Fractional Common ADSs

A U.S. Holder that receives cash-in-lieu of fractional Common ADSs generally should recognize capital gain or loss upon the receipt of any such cash measured by the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s adjusted tax basis in the fractional Common Shares underlying the fractional Common ADSs. Any gain or loss should be long-term capital gain or loss if the U.S. Holder has held the Common ADSs for more than one year. Long-term capital gains of certain U.S. Holders (including individuals) are eligible for reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to certain limitations under the Code.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company (“PFIC”) with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds stock in the non-U.S. corporation, at least 75% of its gross income is passive income or at least 50% of the value of its assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of investment assets (subject to various exceptions). Based upon the nature of its current and projected income, assets and activities, the Company does not expect the ADSs to be shares of a PFIC for U.S. federal income tax purposes. However, the determination of whether the ADSs constitute shares of a PFIC is a factual determination made annually and thus may be subject to change. Because these determinations are based on the nature of the Company’s income and assets from time to time, as well as certain items that are not directly in the Company’s control, such as the value of the shares or ADSs, and involve the application of complex tax rules, the application of which to the Company’s business is not always entirely clear, no assurances can be provided that the Company will not be considered a PFIC for the current or any past or future tax year.

If the Company is treated as a PFIC for any taxable year during which a U.S. Holder holds ADSs, various adverse consequences could apply to the U.S. Holder. Neither gains nor dividends would be subject to the reduced tax rates discussed above that are applicable in certain situations. Rather, gain recognized by a U.S. Holder on a sale or other disposition of the ADSs would be allocated ratably over the U.S. Holder’s holding period for the ADSs. The amounts allocated to the taxable year of the sale or disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on such tax as if it had not been paid from the original due date for a U.S. Holder’s tax return for such year. Further, any distribution in respect of the ADSs in excess of 125% of the average of the annual distributions on the ADSs received by a U.S. Holder during the preceding three years or, if shorter, a U.S. Holder’s holding period would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status. In any case, a U.S. Holder would be subject to additional U.S. tax form filing requirements.

Backup Withholding and Information Reporting

In general, amounts paid in connection with the Preferred B1 ADS Exchange that are paid within the United States or through certain United States-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding unless the holder: (i) establishes, if required to do so, that it is an exempt recipient; or (ii) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that it is a U.S. person and has not lost its exemption from backup withholding.

A U.S. Holder can credit amounts withheld under these rules against the U.S. Holder’s U.S. federal income tax liability, or obtain a refund of such amounts that exceed the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

U.S. Holders should consult their own tax advisors concerning any U.S. reporting requirements that may arise out of their ownership or disposition of ADSs in light of their particular circumstances. The penalty for failing to comply with reporting requirements can be significant.

Specified Foreign Financial Assets

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. U.S. Holders should consult their own tax advisors concerning the application of these rules to their particular circumstances.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2026

AXIA ENERGIA S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: the risks that the Class B1 Share Exchange, the Class B1 ADS Exchange, or any portion of such Exchanges, may not be consummated in a timely manner, or at all; the risk that the Company’s planned migration to the Novo Mercado may not occur in a timely manner or may not occur at all; the risk that the Class B1 Share Exchange, the Class B1 ADS Exchange, or the Company’s planned migration to the Novo Mercado may not provide the anticipated benefits to the Company or its shareholders, or any benefits at all; general economic, regulatory, political, and business conditions in Brazil and abroad; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein.